UNITED STATES


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13G/A


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 2)*


                              Energy Partners, Ltd.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                    29270U105
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                                 (CUSIP Number)


                                December 31, 2004
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             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  / / Rule 13d-1(b)
                  / / Rule 13d-1(c)
                  /X/ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29270U105

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   1. Names of Reporting Persons.
          I.R.S. Identification Nos. of above persons (entities only).

          Richard A. Bachmann

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   2. Check the Appropriate Box if a Member of a Group
          (See Instructions)                                   (a) / /
                                                               (b) / /

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   3. SEC Use Only


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   4.     Citizenship or Place of Organization

          U.S.A.

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                            5.    Sole Voting Power

                                  2,787,270(1)

                           -----------------------------------------------------
        Number of           6.    Shared Voting Power
         Shares
      Beneficially                N/A

                           -----------------------------------------------------
      Owned by Each         7.    Sole Dispositive Power
        Reporting
      Person With:                2,787,270(1)

                           -----------------------------------------------------
                            8.    Shared Dispositive Power

                                  N/A

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----------

1 Includes 585,898 shares of Common Stock pledged to support obligations under a Forward Purchase Agreement. Mr. Bachmann retains voting rights with respect to these shares. The number of shares to be delivered in June 2007 pursuant to such agreement will be based on the market price of the Company's Common Stock and will not exceed 585,898 shares. Mr. Bachmann has the right to deliver cash instead of shares of Common Stock. Also includes
     (i) 197,778 shares of Common Stock subject to options granted to Mr. Bachmann under our Amended and Restated 2000 Long Term Stock Incentive Plan, which may be exercised within 60 days from February 10, 2005, (ii) 1,053 shares of Common Stock beneficially owned by Mr. Bachmann and held in trust by the Energy Partners, Ltd. 401(k) Plan and (iii) 500 shares beneficially owned by Mr. Bachmann's wife.

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CUSIP No. 29270U105


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   9.     Aggregate Amount Beneficially Owned by Each Reporting Person

          2,787,270(2)

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  10.     Check box if the Aggregate Amount in Row (9) Excludes Certain Shares
          (See Instructions)
                                                                / /
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  11. Percent of Class Represented by Amount in Row (9)

          8.43%(2)

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  12. Type of Reporting Person (See Instructions)

          IN


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2    Includes 585,898 shares of Common Stock pledged to support obligations under a Forward Purchase Agreement. Mr. Bachmann retains voting rights with respect to these shares. The number of shares to be delivered in June 2007 pursuant to such agreement will be based on the market price of the Company's Common Stock and will not exceed 585,898 shares. Mr. Bachmann has the right to deliver cash instead of shares of Common Stock. Also includes
     (i) 197,778 shares of Common Stock subject to options granted to Mr. Bachmann under our Amended and Restated 2000 Long Term Stock Incentive Plan, which may be exercised within 60 days from February 10, 2005, (ii) 1,053 shares of Common Stock beneficially owned by Mr. Bachmann and held in trust by the Energy Partners, Ltd. 401(k) Plan and (iii) 500 shares beneficially owned by Mr. Bachmann's wife.

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CUSIP No. 29270U105


Item 1(a). Name of Issuer:

              Energy Partners, Ltd.

Item 1(b). Address of Issuer's Principal Executive Offices:

              201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana  70170

Item 2(a). Name of Person Filing:

              Richard A. Bachmann

Item 2(b). Address of Principal Business Office or, if none, Residence:

              201 St. Charles Avenue, Suite 3400, New Orleans, Louisiana  70170

Item 2(c). Citizenship:

              U.S.A.

Item 2(d). Title of Class of Securities:

              Common Stock

Item 2(e). CUSIP Number:

              29270U105

Item 3. If this statement is filed pursuant to ss.ss.240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

      (a) / / Broker dealer registered under Section 15 of the Act (15 U.S.C. 78o).

      (b)  / / Bank as defined in Section 3(a)(6) of the Act (15 U.S.C.
               78c).

      (c) / / Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

      (d) / / Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

      (e) / / An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E).

      (f) / / An employee benefit plan or endowment fund in accordance with ss.240.13(d)-1(b)(1)(ii)(F).

      (g) / / A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G).

      (h) / / A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

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CUSIP No. 29270U105


      (i) / / A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

      (j)  / / Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4. Ownership:

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

          (a)  Amount beneficially owned: 2,787,270(3)

          (b)  Percent of class: 8.43%(3)

          (c)  Number of shares as to which such person has:

               (i)   sole power to vote or to direct the vote: 2,787,270(3)

               (ii)  shared power to vote or to direct the vote: N/A

               (iii) sole power to dispose or to direct the disposition of:
                     2,787,270(3)

               (iv) shared power to dispose or to direct the disposition of: N/A

Item 5. Ownership of Five Percent or Less of a Class:

              N/A

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

              N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

              N/A

Item 8. Identification and Classification of Members of the Group:

              N/A

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3    Includes 585,898 shares of Common Stock pledged to support obligations under a Forward Purchase Agreement. Mr. Bachmann retains voting rights with respect to these shares. The number of shares to be delivered in June 2007 pursuant to such agreement will be based on the market price of the Company's Common Stock and will not exceed 585,898 shares. Mr. Bachmann has the right to deliver cash instead of shares of Common Stock. Also includes
     (i) 197,778 shares of Common Stock subject to options granted to Mr. Bachmann under our Amended and Restated 2000 Long Term Stock Incentive Plan, which may be exercised within 60 days from February 10, 2005, (ii) 1,053 shares of Common Stock beneficially owned by Mr. Bachmann and held in trust by the Energy Partners, Ltd. 401(k) Plan and (iii) 500 shares beneficially owned by Mr. Bachmann's wife.

CUSIP No. 29270U105


Item 9. Notice of Dissolution of Group:

              N/A

Item 10. Certification:


              N/A

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CUSIP No. 29270U105



                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 10, 2005



                                       By: /s/ Richard A. Bachmann
                                           ------------------------------
                                           Name:  Richard A. Bachmann